ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 14, 2019	Keith MacLeod
T+1 617 951 7475 keith.macleod@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Emerging Markets Local Currency Bond Fund (the “Fund”), File Nos. 811-22378 and 333-164298

Dear Ms. Dubey:

This letter is being filed to respond to the comments received from you on May 21, 2019, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 65 to its registration statement and the Fund’s responses to comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2019. PEA No. 65 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on March 15, 2019 to register Class I and Class N shares of the Fund, a new series of the Trust. The Trust expects to file a PEA pursuant to Rule 485(b) under the Securities Act (the “485(b) Filing”) to (i) reflect revisions in response to the Staff’s comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

A summary of the comments made by the Staff on May 21, 2019 and the Trust’s responses thereto are set forth below.

Prospectus

1.

Comment: The Staff notes your response to Comment 2d in your comment response letter dated May 17, 2019 (the “May 17 Letter”), in which you referred to the following disclosure in Item 10 of the prospectus: “Additionally, DoubleLine Capital would generally seek recoupment only in accordance with the terms of any expense limitation of the Fund that is in place at the time of recoupment.” Please consider adding comparable disclosure to footnote 3 to the Annual Fund Operating Expenses table or please explain why you will not do so.

- 2 -	June 14, 2019

Response: In the 485(b) Filing, the Fund will revise footnote 3 to the Annual Fund Operating Expenses table as follows:

To the extent that DoubleLine Capital waives its investment advisory fee and/or reimburses the Fund for other ordinary operating expenses, it may seek reimbursement of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed~~,~~. Any such recoupment may not cause the Fund’s ordinary operating expenses to exceed the expense limitation that was in place when the fees were waived or expenses reimbursed. Additionally, the Adviser would generally seek recoupment only in accordance with the terms of any expense limitation that is in place at the time ~~such amounts were waived or reimbursed~~of recoupment.

2.

Comment: Reference is made to Comment 3 in the May 17 Letter. The Staff notes that the Fund does not yet have specific holdings for which it could provide data, but requests general market data concerning the liquidity of the types of investments referenced in Comment 3.

Response: The Fund has provided information responsive to this request supplementally and confidentially.

3.

Comment: Reference is made to Comment 4 in the May 17 Letter. Please provide a redline showing all changes to be made in the 485(b) Filing to the principal investment strategies disclosure provided pursuant to Item 4(a) of Form N-1A.

Response: Please see below for a redline showing all changes that are currently planned to be made in the 485(b) Filing to the principal investment strategies disclosure provided pursuant to Item 4(a) of Form N-1A:

The Fund intends to invest principally in bonds of issuers in emerging market countries denominated in local (non-U.S.) currencies. These bonds include but are not limited to sovereign debt; quasi-sovereign debt, such as obligations issued by governmental agencies and instrumentalities; supra-national obligations; and obligations of private, non-governmental issuers. Bonds may pay interest at fixed or variable rates and may be of any maturity. The Fund’s investments may include government and private high yield and defaulted debt securities; inflation-indexed securities; mortgage- and asset-backed securities; bank loans; hybrid securities; and securities or structured products that are linked to or derive their values from another security, asset, or currency of any country or issuer in which the Fund may otherwise invest. High yield corporate bonds and certain other fixed income instruments in which the Fund may invest are commonly known as “junk bonds”.

- 3 -	June 14, 2019

The Adviser interprets the term “bond” broadly as an instrument or security evidencing what is commonly referred to as an IOU rather than evidencing the corporate ownership of equity unless that equity represents an indirect or derivative interest in one or more debt securities, such as the interests in the equity tranche of a trust collateralized by debt securities.

An “emerging market country” is a country that, at the time the Fund invests in the related instruments, is classified as an emerging or developing economy by any supranational organization such as ~~the International Bank of Reconstruction and Development or any affiliate thereof (the “~~an institution in the World Bank~~”)~~ Group or the United Nations~~,~~ or ~~related entities~~an agency thereof, or is considered an emerging market country for purposes of constructing a major emerging market securities index, such as the J.P. Morgan or Bank of America suite of emerging market indices (e.g., the JP Morgan GBI-EM Global Diversified Index or the ICE Bank of America Broad Local Emerging Markets non-Sovereign Index). In allocating investments among various emerging market countries, the portfolio managers attempt to analyze political, market, and economic factors affecting a country. These factors may include public finances; monetary policy; external accounts; financial markets; foreign investment regulations; stability of exchange rate policy; and labor conditions. Although the Fund invests principally in investments denominated in local currencies, the Fund may invest in investments denominated in the U.S. dollar (including U.S. Government securities). There is no limit on the percentage of the Fund’s assets that may be invested in any single emerging market country, currency, or issuer or any group of emerging market countries, currencies, or issuers.

The Fund expects normally to have significant exposure to foreign currencies, which may be achieved by investing in bonds denominated in the local currencies of foreign issuers or by investing in currencies directly or in currency-related instruments, such as forward contracts. The Fund may enter into foreign currency exchange transactions, including foreign currency futures and forward contracts and foreign currency swaps and options, to take long or short positions in various currencies, including currencies to which the Fund might not otherwise have exposure, in order to benefit from changes in the values of those currencies anticipated by the Adviser. The Fund may also enter into foreign currency exchange transactions in order to hedge against changes in the values of its portfolio investments due to declines in the values of the currencies in which those investments are denominated against the U.S. dollar (although the Fund does not expect typically to hedge portfolio currency exposures). The Fund may use any of the instruments, or any combination of the instruments, described above (e.g., an interest rate swap combined with a long forward currency

- 4 -	June 14, 2019

contract) to create long or short synthetic positions as a substitute for a cash investment. Foreign currency exchange transactions may have the effect of creating investment leverage in the Fund’s portfolio, and the returns from such transactions may represent, from time to time, a significant component of the Fund’s investment returns.

The Fund may invest without limitation in fixed income instruments of any credit quality, which may include securities that are at the time of investment rated BB+ or lower by S&P Global Ratings (“S&P”) or Ba1 or lower by Moody’s Investor Service, Inc. (“Moody’s”) or the equivalent by any other nationally recognized statistical rating organization or unrated securities judged by the Adviser to be of comparable quality. ~~Corporate bonds and certain other fixed income instruments rated below investment grade, and investments that are unrated and determined by the Adviser to be of comparable quality, are high yield, high risk bonds, commonly known as “junk bonds”.~~ The Fund may invest up to 20% of its net assets in defaulted securities (including defaulted corporate and sovereign securities). The Fund may invest in defaulted corporate securities, for example, when the portfolio managers believe the restructured enterprise valuations or liquidation valuations may exceed current market values. The Fund may invest in defaulted sovereign securities, for example, when the portfolio managers believe the expected recovery value is not reflected in current market valuations.

In managing the Fund’s portfolio, the portfolio managers typically use a controlled risk approach. The techniques of this approach attempt to control the principal risk components of the fixed income markets and may include, among other factors, consideration of the Adviser’s view of the following: the potential relative performance of various market sectors, security selection available within a given sector, the risk/reward equation for different asset classes, liquidity conditions in various market sectors, the shape of the yield curve and projections for changes in the yield curve, potential fluctuations in the overall level of interest rates, current fiscal policy, and the Adviser’s views on currency values.

The Adviser monitors the duration of the Fund’s portfolio securities to seek to assess and, in its discretion, adjust the Fund’s exposure to interest rate risk. In managing the Fund’s investments, under normal market conditions, the portfolio managers intend to seek to construct an investment portfolio with a dollar-weighted average effective duration of no less than two years and no more than eight years. Duration is a measure of the expected life of a fixed income instrument that is used to determine the sensitivity of a security’s price to changes in interest rates. Effective duration is a measure of the Fund’s portfolio duration adjusted for the anticipated effect of interest rate changes on bond and mortgage

- 5 -	June 14, 2019

pre-payment rates as determined by the Adviser. The effective duration of the Fund’s investment portfolio may vary materially from its target range, from time to time, and there is no assurance that the effective duration of the Fund’s investment portfolio will always be within its target range. The Adviser may seek to manage the dollar-weighted average effective duration of the Fund’s portfolio through the purchase and sale of securities of different durations and through the use of derivatives and other instruments (including, among others, Treasury futures, interest rate swaps, and options, including options on swap agreements (“swaptions”)). The Fund may incur costs in implementing duration management strategies, and there can be no assurance that the Fund will engage in duration management strategies or that any duration management strategy employed by the Fund will be successful.

The Fund may use derivatives transactions for a variety of purposes. For example, the Fund may use futures contracts and options on futures contracts, in order to gain efficient long or short investment exposures as an alternative to cash investments or to hedge against portfolio exposures; swaps, in order to gain indirect long or short exposures to interest rates or issuers or to hedge against portfolio exposures; and total return swaps and credit derivatives (such as credit default swaps), put and call options, and exchange-traded and structured notes, in order to take indirect long or short positions on indexes, securities, or other indicators of value or to hedge against portfolio exposures. The Adviser considers various factors, such as availability and cost, in deciding whether, when, and to what extent to enter into derivatives transactions. The Fund will incur costs in implementing derivatives strategies, and there can be no assurance that the Fund will engage in derivatives strategies or that any such strategy will be successful. Any use of derivatives strategies entails the risks of investing directly in the securities or instruments underlying the derivatives strategies, as well as the risks of using derivatives generally, and in some cases the risks of leverage, described in this Prospectus and in the Fund’s Statement of Additional Information (“SAI”).

Under normal circumstances, the Fund intends to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in bonds of issuers in emerging market countries denominated in ~~local (non-U.S.)~~the currencies of emerging market countries. Issuers in emerging market countries include governmental, quasi-governmental, and private (non-governmental) emerging market issuers. Private emerging market issuers include non-governmental issuers organized under the laws of or domiciled in an emerging market country, issuers with their principal places of business or corporate headquarters located in an emerging market country, or issuers where the Adviser considers the principal country risk of such issuer to stem from one or more

- 6 -	June 14, 2019

emerging market countries. The Fund’s investments in derivatives and other synthetic instruments that provide exposures comparable, in the judgment of the Adviser, to local currency bonds of emerging market issuers will be counted toward satisfaction of the Fund’s 80% policy (using, where determined appropriate in the Adviser’s discretion, an instrument’s notional amount). Instruments, such as an ETF that invests in bonds, that, in the judgment of the Adviser, provide ~~one or more of the~~ characteristics of a direct investment in one or more debt securities will also be counted toward satisfaction of the Fund’s 80% policy. If the Fund changes its 80% policy, it will notify shareholders at least 60 days in advance of the change.

Portfolio securities may be sold at any time. By way of example, sales may occur when the Fund’s portfolio managers perceive deterioration in the credit fundamentals of the issuer, when the portfolio managers consider that changes or anticipated changes in currency values favor the sale of the security, when the portfolio managers believe there are negative macro geo-political considerations that may affect the issuer, when the portfolio managers determine to take advantage of a better investment opportunity, or when the individual security has reached the portfolio managers’ sell target. The Adviser may engage in active and frequent trading of the Fund’s portfolio investments. To the extent that it does so, the Fund may incur greater transaction costs and may make greater distributions of income and gains, which will be taxable to shareholders who do not hold their shares through a tax-advantaged or tax-deferred account.

The Fund may pursue its investment objective and obtain exposures to some or all of the asset classes described above by investing in other investment companies, including, for example, other open-end or closed-end investment companies and ETFs, including those sponsored or managed by the Adviser or its related parties.

The Fund may from time to time hold a portion of its assets in cash, cash equivalents, or other short-term investments for a number of reasons, including, for example, for temporary defensive purposes, to satisfy future redemption requests, pending the investment of subscription proceeds, or when the Adviser otherwise determines for investment purposes to hold a portion of the Fund’s assets in cash or similar investments.

The Fund is classified as a non-diversified fund under the Investment Company Act of 1940, as amended (the “1940 Act”), and may invest in the securities of a smaller number of issuers than a diversified fund.

4.

Comment: The Staff notes your response to Comment 10 in the May 17 Letter that “the Fund will not typically engage in hedging transactions.” Please explain why, in light of that response, the following disclosure is included as a principal investment strategy in the Item 4 and Item 9 disclosure rather than as a non-principal investment strategy in the Item 9 disclosure.

- 7 -	June 14, 2019

The Fund may also enter into foreign currency exchange transactions in order to hedge against changes in the values of its portfolio investments due to declines in the values of the currencies in which those investments are denominated against the U.S. dollar (although the Fund does not expect typically to hedge portfolio currency exposures).

Response: The Fund respectfully submits that the placement of the foregoing disclosure is consistent with the requirements of Items 4 and 9 of Form N-1A. The Fund notes that, per Instruction 2 to Item 9(b), the determination whether an investment practice is a principal investment strategy should be made not on the basis of the frequency at which the practice will be engaged but rather on any number of factors bearing on the potential significance of the practice to the Fund’s performance.

5.	Comment: The Staff notes your response to Comment 12 in the May 17 Letter. Concerning the following sentence you included in your response,

Private emerging market issuers include non-governmental issuers organized under the laws of or domiciled in an emerging market country, issuers with their principal places of business or corporate headquarters located in an emerging market country, or issuers the Adviser has determined are emerging market issuers based on a consideration of a number of qualitative factors, including the relative importance of emerging markets to the issuer’s business, including the issuer’s profits, revenues, EBITDA, cash flow, assets, and/or future potential growth.

the Staff makes the following comments:

a.

The Staff refers the Fund to the last sentence in footnote 26 to the adopting release for Rule 35d-1, which states that, “if an investment company uses a criterion that requires qualifying investments to be in issuers that derive a specified proportion of their revenues or profits from goods produced or sold, investments made, or services performed in the applicable country or region, or that have a specified proportion of their assets in that country or region, the Division [of Investment Management], consistent with its current position, would expect the proportion used to be at least 50%, in order for the investments to be deemed to be tied economically to the country or region.” In reference to the Fund’s consideration of an issuer’s profits, revenues, EBITDA, cash flow, and assets, please consider whether the Fund should specify that the portion of any such metric that must derive from an emerging market in order for the issuer to be considered an emerging market issuer is at least 50%.

- 8 -	June 14, 2019

b.

In reference to the Fund’s consideration of “future potential growth,” the Staff notes the requirement under Rule 35d-1(a)(3)(ii) to have prospectus disclosure, for fund names suggesting investment in certain countries or geographic regions, of the “specific criteria used by the Fund to select these investments.” The Staff requests that “future potential growth” be explained more specifically.

c.

The Staff notes that “the relative importance of emerging markets to the issuer’s business” is framed as an example of a “number of qualitative factors” that the Fund may consider. If there are other such factors that the Fund may consider, please disclose them per the requirement of Rule 35d-1(a)(3)(ii).

Response:

a.,	b., and c. The Fund will make the following changes in the 485(b) Filing:

Private emerging market issuers include non-governmental issuers organized under the laws of or domiciled in an emerging market country, issuers with their principal places of business or corporate headquarters located in an emerging market country, or issuers where the Adviser ~~has determined are emerging market issuers based on a consideration of a number of qualitative factors, including the relative importance of emerging markets to the issuer’s business, including the issuer’s profits, revenues, EBITDA, cash flow, assets, and/or future potential growth.~~considers the principal country risk of such issuer to stem from one or more emerging market countries.

6.

Comment: Reference is made to Comment 14 in the May 17 Letter. Please explain how valuing a derivative based on its notional amount is compliant with Rule 35d-1, which requires 80% of the “value” of a fund’s assets to be invested in the relevant type of investments. The Staff notes that “value” is defined in Section 2(a)(41)(B) of the Investment Company Act of 1940, as amended (the “1940 Act”), as either market or fair value.

Response: The Fund intends to value derivatives for purposes of its 80% investment policy in a manner consistent with the purposes of Rule 35d-1. The Fund believes that it is consistent with such purposes to value a derivative for purposes of the Fund’s 80% investment policy using the derivative’s notional value when notional value is the best measure of the economic exposure the derivative provides to investments that are consistent with the Fund’s name. The Fund notes that uniform use of the market values of derivatives for Rule 35d-1 purposes, without regard to economic exposure, would not

- 9 -	June 14, 2019

only prevent a fund with appropriate economic exposure to a given type of investment from satisfying its 80% test but would also permit a fund with economic exposure very different from that suggested by its name to comply with its 80% test. For example, under such an interpretation, a fund with “debt” in its name that invests 90% of its assets in fixed-income investments would continue to meet its 80% “debt” test even if it had added to its portfolio a total return swap providing notional exposure to equities with a value equal to 100% of its assets.

7.	Comment: The Staff remakes Comment 17 in the May 17 Letter, regarding its request that the Fund consider listing risk factors based on their order of importance rather than alphabetically.

Response: The Fund respectfully declines to make the requested change at this time.

8.

Comment: The Staff remakes Comment 20 in the May 17 Letter and notes its view that, if cash position risk is included as an Item 4 risk factor, there should be disclosure in the Fund’s Item 4 principal investment strategies disclosure that would indicate why cash position risk is a principal risk factor.

Response: The Fund will add the following disclosure to its Item 4 principal investment strategies disclosure in the 485(b) Filing:

The Fund may from time to time hold a portion of its assets in cash, cash equivalents, or other short-term investments for a number of reasons, including, for example, for temporary defensive purposes, to satisfy future redemption requests, pending the investment of subscription proceeds, or when the Adviser otherwise determines for investment purposes to hold a portion of the Fund’s assets in cash or similar investments.

9.

Comment: Reference is made to Comment 34 in the May 17 Letter. Please explain how your response, declining to specify that redemption requests will be priced at the net asset value next determined after receipt in good order by either the Fund or a financial intermediary, is consistent with Rule 22c-1 under the 1940 Act. The Staff refers the Fund to footnote 15 in Mutual Fund Pricing Rules, Investment Company Act Release No. 26288 (Dec. 11, 2003) (citing Staff Interpretive Positions Relating to Rule 22c-1, Investment Company Act Release No. 5569 (Dec. 27, 1968)) and to Charles Schwab & Co., SEC No-Action Letter (pub. avail. July 7, 1997).

Response: The Fund processes purchase and sale orders in a manner it considers to be in accordance with Rule 22c-1. The Fund notes that the prospectus states clearly that an order submitted through a financial intermediary must be passed on to the Fund on a timely basis for the order to be effective vis-à-vis the Fund.

- 10 -	June 14, 2019

*    *    *    *    *    *

We believe that this submission fully responds to your comments. Please feel free to call me at (617) 951-7475 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Keith MacLeod

Keith MacLeod

cc:	Adam D. Rossetti, Esq.
Timothy W. Diggins, Esq.
Jeremy C. Smith, Esq.